July 21, 2016

VIA EDGAR
Kevin J. Kuhar
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Natus Medical Incorporated
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
Form 8-K filed April 20, 2016
File No. 0-33001

Dear Mr. Kuhar:

Thank you for your letter dated July 7, 2016 and your comments regarding our filings. Below please find your comments and our corresponding responses. Natus Medical Incorporated (the “Company”) and its management strive to provide disclosures that are informative and accurate. We welcome these comments as a means to enhance our disclosures.
In response to your specific request (page 3 of your letter), in connection with our response, I hereby acknowledge, on behalf of the Company, the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments and Company Responses:
Form 10-K for the year ended December 31, 2015
Item 11. Executive Compensation, page 43

1.
We note that on pages 23 and 24 of your 2016 proxy statement you disclose grants of restricted stock units to your named executive officers. We also note your disclosure on page 20 regarding your equity-based compensation awards that the awards in 2015 were “based on the factors noted above.” Please revise future filings to clearly indicate the factors your compensation committee considered in deciding to make equity awards to your named executive officers, including, if appropriate, a discussion of how those factors support your disclosed compensation philosophy. See Regulation S-K Item 402(b)(1)(v) and (vi).

In future filings, we will more clearly identify the factors considered by our compensation committee in the Equity-Based Compensation section of our proxy statement, including, as appropriate, a discussion of how those factors support our disclosed compensation philosophy.

2.
We note that on pages 19 and 20 of your proxy statement you describe the factors underlying awards under your cash incentive plan. However, it is unclear where you have addressed comments provided in our letters to you dated June 24 and July 9, 2009. For example, it is unclear where you have disclosed the historical earnings measures used in awarding incentive payments and specifically what the factor “Consolidated Adjusted Pre-tax EPS” includes or excludes. Please revise future filings to disclose the measures you use in awarding incentive payments and what those measures include or exclude.

In future filings, we will disclose the measures used in awarding incentive compensation and describe what is included or excluded from any measure based on operating results.
Form 8-K filed April 20, 2016
We supplementally advise the Staff that we issued a press release on July 20, 2016 describing our operating results for the second quarter of 2016 (“the Second Quarter Release), and we filed this release on that same day with our Current Report on Form 8-K. In the Second Quarter Release we applied the responses to which we have committed in responses to comments 3-7.
Exhibit 99.1

3.
We note that you present non-GAAP earnings per share and non-GAAP gross margin in the headline of your press release as “record” results without also presenting GAAP earnings per share with equal or greater prominence, as required by Item 10(e)(1)(i)(A) of Regulation S-K. Similarly, you discuss forward-looking non-GAAP earnings per share guidance without providing the corresponding GAAP earnings per share amounts or the required quantitative reconciliations. Your presentations appear to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We will modify our future earnings releases to incorporate the changes required by this comment.

4.
We note that your non-GAAP measures exclude restructuring costs that appear to be normal, recurring operating expenses necessary to operate your business, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We have reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016, as well as Regulation G and Article 10 of Regulation S-K, in the preparation of our earnings releases and, in particular, in the identification of items for which the GAAP financial measures are adjusted.  We believe that adjusting non-GAAP results for restructuring costs is consistent with each of the foregoing.  While there have admittedly been adjustments for these charges in past earnings releases, these costs have been in response to the relatively unique circumstances of the respective acquisitions giving rise to the restructuring activity (other than the much less frequent restructuring charges that have been in response to significant changes in the markets the Company serves or the Company’s business). The Company has over time completed multiple acquisitions of other companies and businesses. Following an acquisition the Company will, as it determines appropriate, initiate restructuring events to eliminate redundant costs. Restructuring expenses which are excluded in the non-GAAP items are exclusively related to permanent reductions in our workforce and redundant facility closures. Consistent with Compliance and Disclosure Interpretation 102.03, we do not describe these charges as non-recurring or in other terms that mischaracterize the frequency of these charges.   As indicated in the “Use of Non-GAAP Financial Measures” section of our earnings releases, management reviews the Company’s operating results as adjusted for these charges in managing the ongoing business of the Company.  Based on interactions with investors, we believe that the non-GAAP measures that we use that are adjusted for these costs are regarded as useful additional disclosure to investors and there is no confusion among investors about these adjustments.

5.
We note that you present the income tax effects of your non-GAAP adjustments as “Income tax expense, as adjusted” without providing the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K or clearly explaining how it was calculated, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

In future earnings releases, we will provide reconciliation between GAAP income tax expense and Non-GAAP income tax expense in future filings.
Use of Non-GAAP Financial Measures

6.
Revise your future earnings releases filed on Form 8-K to provide a more robust discussion of the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors regarding your financial condition and results of operations. Please refer to the guidance in Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

In future earnings releases, we will provide a more robust discussion of the reasons why we believe each of our non-GAAP measures provide useful information to our investors regarding our financial condition and results of operations.

7.
In addition, please revise the discussion in future filings to clearly identify and describe each type of adjustment made in calculating your non-GAAP measures, and to disclose your reasons for excluding the item from your non-GAAP measures.

In future earnings releases, we will clearly identify each type of adjustment made in calculating our non-GAAP measures and disclose why we have made each adjustment.
In closing
Once again, we want to thank you for your review of our filings with the Commission and your related comments. We trust that our responses have been adequate and to the point. If you have any questions, please feel free to contact me via email, which you have, or via telephone at 925.223.6770.
Very truly yours,
/s/ Jonathan A. Kennedy
Jonathan A. Kennedy
Senior Vice President and Chief Financial Officer
Natus Medical Incorporated

cc:    Dan Winnike
David Rae